Exhibit 99.1

Kingsoft Cloud to Hold Extraordinary General Meeting on December 31, 2024

BEIJING, November 29, 2024 (GLOBE NEWSWIRE) -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced that it will hold an extraordinary general meeting of the Company’s shareholders (the “EGM”) at 10:00 a.m., Hong Kong time on December 31, 2024 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments, each of the proposed resolutions as set forth in the notice of the EGM (the “EGM Notice”). The EGM Notice, a circular in relation to the EGM and the form of proxy for the EGM are attached as Exhibit 99.2, 99.3 and 99.4, respectively, to the current report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) today (the “Report”). Holders of record of ADSs who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs. The form of voting instruction card for holders of ADSs is attached as Exhibit 99.5 to the Report. The EGM Notice, circular, form of proxy and form of voting instruction card are also available on the Company’s website at http://ir.ksyun.com.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this report, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; general economic and business conditions in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com